Exhibit 99.3

Excerpt of Description of Limited Liability Company Operating Agreement of Operating Partnership

Operating Agreement

Pursuant to the Operating Agreement, the Company contributed all of its assets (including its existing subsidiaries) and existing liabilities to the Operating Partnership in exchange for Common Units and LTIP Units (each as defined below under “Units”) together representing an approximately 99% interest in the Operating Partnership. In addition, EMGH contributed approximately $4.66 million in cash to the Operating Partnership in exchange for 212,000 Common Units representing an approximately 1% interest in the Operating Partnership. Pursuant to the redemption right described below, the Common Units issued to EMGH may be exchanged on a one-for-one basis (subject to adjustment as described further below) for Company common shares. We refer to the foregoing transactions as the “Operating Partnership formation transactions.”

Management

The Operating Partnership is organized as a Delaware limited liability company. The Company is the Managing Member of the Operating Partnership. The Company intends henceforth to conduct all of its operations and business activities through the Operating Partnership (including the Operating Partnership’s subsidiaries). Pursuant to the Operating Agreement and subject to the requirements described below, the Company has full power, right and authority to manage and direct the business and affairs of the Operating Partnership and to make all decisions and take all actions on its behalf, including the ability to cause the Operating Partnership to enter into certain major transactions including investments, acquisitions, dispositions and financings (including the sale of membership interests to third parties), to make distributions to Members, and to cause changes in the Operating Partnership’s business and investment activities.

Units

As of the effective date of the Operating Agreement, the Operating Partnership has two classes of limited liability company interests (“Membership Interests”) outstanding, common units (“Common Units”), and long-term incentive plan units (“LTIP Units,” and collectively with the Common Units, the “Units”). The Company is authorized to cause the Operating Partnership to issue additional Membership Interests in the Operating Partnership at any time or from time to time in one or more classes or series, with such designations, preferences and rights and for such consideration and on such terms and conditions as the Company shall determine.

Restrictions on Transferability of Units Held By Company

The Company may not voluntarily withdraw from the Operating Partnership or transfer or assign its interest in the Operating Partnership (other than to an affiliate of the Company) or engage in any merger, consolidation or other combination, or sale of all or substantially all of the Company’s assets, which in each case results in a change of control of the Company (a “Transaction”) unless at least one of the following conditions is met:

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the consent of a majority in interest of the Members (other than the Company or EMGH or its affiliates) is obtained and the surviving entity in such Transaction expressly agrees to assume all obligations of the Company under the Operating Agreement;

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as a result of such Transaction, all Members (other than the Company and any subsidiary of the Company) will receive for each Unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the Conversion Factor (as defined below under “Redemption Rights”) and the greatest amount of cash, securities or other property paid in the Transaction to a holder of one Company common share; provided that, if in connection with such Transaction, a purchase tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding Company common shares, each holder of Units (other than the Company and any subsidiary of the Company) shall be given the option to exchange its Units for the greatest amount of cash, securities or other property that such Member would have received had it (A) exercised its redemption right (as described below) and (B) sold, tendered or exchanged pursuant to such offer the Company common shares received upon exercise of such redemption right immediately prior to the expiration of the offer; or

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the Company is the surviving entity in the Transaction and either (A) the holders of Company common shares do not receive cash, securities or other property in the Transaction or (B) all Members (other than the Company and any subsidiary of the Company) receive for each Unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the Conversion Factor and the greatest amount of cash, securities or other property (expressed as an amount per Company common share) received in the Transaction by any holder of Company common shares.

The Company also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than Units held by the Company, are contributed, directly or indirectly, to the Operating Partnership as a capital contribution in exchange for Units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of the Company’s obligations under the Operating Agreement. The Operating Agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation.

Restrictions on Transferability of Units Held by Other Members

No Member (other than the Company) may transfer its Units in the Operating Partnership (other than pursuant to the redemption right described below) without the consent of the Company. Furthermore, no Member (other than the Company) may transfer its Units in the Operating Partnership if, among other things, such transfer would cause the Members, other than the Company, collectively to either (i) own less than 0.2% of the outstanding Common Units and LTIP Units or (ii) have a capital account balance with respect to their Common Units and LTIP Units of less than $500,000 (collectively, the “Minimum Ownership Condition”).

The Company may waive the Minimum Ownership Condition in its sole discretion, and must waive this restriction if a written opinion of counsel is obtained concluding that waiving such restriction should not materially adversely change the federal income tax consequences of ownership of the Units for the other current and future Members of the Operating Partnership or the ownership of Company common shares for the current and future holders of Company common shares. Notwithstanding the restrictions described above, EMGH may transfer its Common Units to an affiliate of EMGH provided that such affiliate expressly agrees to assume all obligations and rights of EMGH under the Operating Agreement.

Capital Contributions

The Operating Agreement provides that if the Company determines it is in the best interest of the Operating Partnership to obtain additional funds, the Company may cause the Operating Partnership to issue additional Units or to borrow additional funds. Under the Operating Agreement, the Company is obligated to contribute the proceeds of any future offering of equity securities of the Company as additional capital to the Operating Partnership, whereupon the Company will receive additional Units based on the Conversion Factor in effect at the time of such contribution. Likewise, if the Company repurchases shares of its outstanding stock, the Operating Partnership will redeem an equivalent number of Units held by the Company. Unless an EMGH Redemption Right Event (as defined below under “Redemption Rights”) has occurred, if EMGH has transferred (other than to an affiliate) any of its Common Units and the Members other than the Company collectively own less than 0.2% of the outstanding Common Units and LTIP Units, then the Company may require EMGH or its designee to make additional contributions to the Operating Partnership in exchange for additional Common Units in an amount sufficient to cause the Members (other than the Company) to own collectively at least 0.2% of the outstanding Common Units and LTIP Units.

Redemption Rights

Pursuant to the Operating Agreement, beginning one year after the issuance of any Common Units, Members (other than the Company) have redemption rights which enable them to cause the Operating Partnership to redeem their Common Units in exchange for cash or, at the Company’s option, the Company’s common shares on a one-for-one basis (the “Conversion Factor”); provided, however, that, subject to the other provisions and conditions described herein, EMGH will not be able to redeem prior to January 1, 2015 any of the Common Units acquired by it in the Operating Partnership formation transactions. The cash redemption amount per unit is based on the average market price of the Company’s common shares over the ten trading days immediately preceding the redemption date. The Conversion Factor (and therefore, the number of Company common shares issuable upon redemption of Common Units held by Members) will be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. Notwithstanding the foregoing, a Member will not be entitled to exercise its redemption rights in certain circumstances, including if such redemption would violate the Minimum Ownership Condition.

Notwithstanding anything to the contrary in the Operating Agreement, EMGH and its affiliates may redeem any Units held by them upon the announcement of a Transaction (as defined above under “Restrictions on Transferability of Units Held By Company”) or the effectiveness of termination or non-renewal of the Management Agreement (such rights are referred to as an EMGH Redemption Right Event in the Operating Agreement).

Distribution

The Operating Agreement provides that the Operating Partnership will distribute cash, at such times and in such amounts as determined by the Company in its sole discretion, to the Members (including the Company) in accordance with their respective percentage interests in the Operating Partnership as of the record date for such distribution. Pursuant to the Operating Agreement, the percentage interest of a Member in the Operating Partnership is determined by dividing the number of Common Units and LTIP Units held by such Member by the total Common Units and LTIP Units then outstanding.

Upon liquidation of the Operating Partnership, after payment of, or adequate provision for, debts and obligations of the Operating Partnership, including any Member loans, any remaining assets of the Operating Partnership will be distributed to the Members (including the Company) with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

In general, LTIP Units are a class of Membership Interests in the Operating Partnership and will receive the same per unit distributions as do the outstanding Common Units in the Operating Partnership. Initially, each LTIP Unit will have a capital account balance of zero and, therefore, will not initially have full parity with Common Units with respect to liquidating distributions. A holder of an LTIP Unit has a right to convert the LTIP Unit into one Common Unit. A holder’s conversion right may be subject to a vesting requirement. Prior to the effectiveness of the conversion, and upon the occurrence of certain other specified events, the Operating Partnership’s income will be specially allocated to the holder of a LTIP Unit in an amount necessary to equalize the capital account associated with the LTIP Unit with that of a Common Unit held by the Company, with the result that, following such special allocation of income, the LTIP Unit will be economically identical to, and fungible with, a Common Unit.

Allocations

Except as provided above under “LTIP Units,” profits and losses of the Operating Partnership generally will be allocated to the Members (including the Company) in accordance with their respective percentage interests in the Operating Partnership. The allocations of profits and losses in the Operating Agreement are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and Treasury regulations promulgated thereunder.

Expenses

In addition to bearing its own administrative and operating costs and expenses, the Operating Partnership generally will also pay all of the Company’s administrative costs and expenses, including without limitation:

•	all expenses relating to continuity of existence and the operations of subsidiaries;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of periodic or other reports and communications under federal, state or local laws or regulations;

•	all expenses associated with compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all other operating or administrative costs incurred in the ordinary course of business on behalf of the Operating Partnership.

Term

The Operating Partnership will continue indefinitely, or until sooner dissolved upon:

•	the determination by the Company to dissolve the Operating Partnership following the sale, transfer or other disposition of all or substantially all of the assets of the Operating Partnership;

•	the unanimous vote of the Members to dissolve, wind up, and liquidate the Operating Partnership; or

•	a judicial dissolution of the Operating Partnership under Section 18-802 of the Delaware Limited Liability Company Act.

Tax Matters

The Operating Agreement provides that the Company is the tax matters member of the Operating Partnership and, as such, has authority to handle tax audits and to make tax elections under the Code, on behalf of the Operating Partnership.